Filed by Reynolds American Inc.

Commission File No. 1-32258

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lorillard, Inc.

Commission File No. 001- 34097

Date: July 16, 2014

Highlights:

•	As communicated in the letter from Susan Cameron on July 15, 2014, RAI has entered into an agreement to acquire Lorillard, Inc. The proposed acquisition will include the purchase of five brands — KOOL, SALEM, WINSTON, MAVERICK and blu eCigs – by a subsidiary of Imperial Tobacco Group, PLC.

•	As a result of this acquisition, it will be business as usual for SFNTC HQ and Field Trade Marketing.

•	Additional information about the proposed acquisition is available on the Hub or on www.reynoldsamericaninfo.com – a special RAI site dedicated to providing details of the transaction.

•	In light of the announcement, it is absolutely critical that all SFNTC Trade Marketing employees adhere to the following:

•	Do not speculate about or discuss the details of the proposed transaction with anyone. Do NOT engage with any employee of Lorillard or Imperial, even casually, regarding this transaction. If a customer asks you about the transaction, politely refer the customer to EngageTradePartners for available details

•	Maintain a “business as usual” stance in your daily activities

•	Remain focused on existing Trade Marketing priorities and activities — as planned and communicated

•	We remain responsible for delivering positive business results against our 2014 commercial objectives – execution of our planned activities remains essential to our success

•	Do not take any actions whatsoever, at retail or at wholesale — that deviate from established plans or directions — as a result of this proposed transaction

•	We are committed to keeping our employees informed of progress as RAI works to successfully complete the proposed transaction. We will continue to provide updates as additional details become available.

•	The attached customer letter (CC-109-14 embedded) is being sent to all SFNTC direct suppliers and retailers. We have also attached a copy of the RJRT letter (CC-105-14 embedded) sent to direct suppliers, all chain headquarter points and all independent retail outlets to announce RAI’s proposed acquisition of Lorillard. Both customer communications will be available on EngageTradePartners.

•	Please refer to the attached Q&A for additional clarity regarding the proposed transaction.

Actions Required:

•	All Field Trade Marketing personnel review the customer letters under Attachments section.

•	All Field Trade Marketing personnel review the following Q&A.

RAI Acquisition of Lorillard, Inc. – Field Trade Marketing Q & A

The following Q&A has been developed to provide additional details and clarity to SFNTC Trade Marketing personnel regarding RAI’s acquisition of Lorillard, Inc. and the acquisition of specified brands (and certain assets) by Imperial Tobacco Group, PLC:

Q – When will the proposed transaction be completed?

A –	The proposed transaction must be approved by shareholders of RAI, Lorillard and Imperial. The transaction is also subject to U.S. government regulatory and other approvals. We anticipate that the transaction will close in the first half of 2015.

Q – How will the proposed transaction affect SFNTC Trade Marketing employees?

A –	We do not anticipate any material changes for SFNTC Trade Marketing personnel – we will keep you informed as the process moves forward.

Q –	What should I say if I am asked questions about the proposed transaction by customers or employees of Lorillard or Imperial?

A –	If you are approached by someone asking questions about the proposed transaction, do not speculate or discuss the topic. Refer the individual as follows:

•	Customers: refer to EngageTradePartners for available details

•	Employees of the other companies involved in the transaction: do not discuss, even casually, with these individuals; they should direct their questions to their employer / manager

•	All others (general public): refer to www.reynoldsamericaninfo.com – a special RAI site dedicated to providing details of the transaction.

Q – How does the proposed transaction affect my daily business activities, priorities, etc.?

A –	It does not affect your daily business activities. It is important to remember that RAI (OpCos), Lorillard and Imperial remain competitors with different management structures, merchandising programs and consumer promotional offers until such time as the closing process is completed.

Unless you are instructed otherwise by home office, there is no change to your daily business activities. Maintain a “business as usual” stance and remain focused on existing SFNTC Trade Marketing priorities and activities as planned. All standing / established plans should be executed as communicated. Do not take any actions whatsoever, at retail or at wholesale, as a result of this proposed transaction.

This document is intended for internal use only and to provide guidance to SFNTC employees if asked about the proposed transaction. This document should NOT be provided in any form to customers or non-employees of RAI or its operating companies.

Attachments:

SFNTC Letter (CC-109-14) to our wholesale and retail customers:

RJRT Letter (CC-105-14) to wholesale and retail customers:

Questions:

Please contact your manager if you have any questions.

CC-105-14

July 15, 2014

To Our Customers:

SUBJECT: Reynolds American Inc. Announces Agreement To Acquire Lorillard, Inc.

We are pleased to announce that Reynolds American Inc. (RAI) has entered into an agreement to acquire Lorillard, Inc. As part of this transaction, RAI’s largest operating company, R.J. Reynolds Tobacco Company (RJRT), has agreed to sell three brands from its existing portfolio – KOOL, SALEM and WINSTON – to Imperial Tobacco Group, PLC. Additionally, Imperial will acquire MAVERICK and blu eCigs.

The resulting combination of brands will provide RJRT with the ability to more effectively compete in the future, which will benefit RJRT’s wholesale and retail partners, and consumers alike. The transaction will also significantly strengthen Imperial’s position in the marketplace by tripling its share of the U.S. cigarette market and establishing it as a major competitor in the growing e-cigarette category.

The acquisition of Lorillard will significantly strengthen and diversify RJRT’s brand portfolio resulting in the most balanced product offering in the industry — with brands including NEWPORT, CAMEL and PALL MALL. The addition of NEWPORT will be a fundamental component of RJRT’s future growth brand strategy as NEWPORT, the menthol category leader in the U.S. market, brings a proven track record of solid growth over the past three decades. The strength of RJRT’s new portfolio, complemented by its highly trained Trade Marketing organization and collaborative customer engagement strategy, will be beneficial to RJRT’s wholesale and retail partners.

This acquisition is another step in RAI’s Transforming Tobacco strategy to lead change in the industry by driving innovation throughout its operating companies and redefining enjoyment for adult tobacco consumers by offering a true total tobacco portfolio across all segments – cigarettes, moist tobacco, snus and vapor.

The proposed transaction will require approval from the shareholders of all companies involved, and U.S. government regulators must review and approve it as well. We anticipate that the transaction will close in the first half of 2015.

At this time, we ask all of our wholesale and retail partners to maintain a “business as usual” stance, and to continue honoring all separate agreements currently in place with all parties involved in this transaction. In the interim, RJRT, Lorillard and Imperial remain competitors in the marketplace and will continue managing their operations as such.

RJRT is committed to keeping our wholesale and retail partners informed throughout the process. We will continue to provide updates to you through our customer website – EngageTradePartners – as additional details become available.

Thank you for your cooperation and support in the marketing of our products.

R. J. REYNOLDS TOBACCO COMPANY

CORPORATE OFFICE TEL: 505.982.4257 FAX: 505.982.0156

CC-109-14

July 16, 2014

To Our Valued Customers

SUBJECT: Reynolds American Inc. Announces Agreement To Acquire Lorillard, Inc.

As you are likely aware, our parent company, Reynolds American Inc. (“RAI”), publicly announced on July 15, 2014, that it has entered into an agreement to acquire Lorillard, Inc. As an operating company of RAI, we thought it was important to provide you with the following information.

Santa Fe Natural Tobacco Company remains a separate operating company under RAI, alongside R.J. Reynolds Tobacco Company, American Snuff Company, LLC, and R.J. Reynolds Vapor Company. As such, we want to assure you that Santa Fe Natural Tobacco Company will continue doing things as we always have, with the continued support of RAI in growing our company, growing our Natural American Spirit brand and furthering our many environmental initiatives.

Our relationship with our wholesale and retail partners remains firmly in place and it is “business as usual” regarding all Santa Fe Natural Tobacco Company activities within the marketplace. We look forward to continuing to serve the needs of our adult tobacco consumers, as well as our trade partners, as we work together to build on the success of Natural American Spirit — one of the fastest growing cigarette brands in the U.S.

Of course, we will continue to offer our 100% product guarantee on all the products we represent. We appreciate your continued business. If you have any questions please call our Customer Service team at 1-855-676-5440.

From the People of Santa Fe Natural Tobacco Company

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication that are not historical in nature, including financial estimates and statements as to regulatory approvals and the expected timing, completion and effects of the proposed transactions, constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the proposed transactions, including future financial and operating results, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events or the future performance or results of the combined company inherently are subject to a variety of risks, contingencies and uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied in the forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, Asset Purchase Agreement or Subscription Agreement; the risk that the necessary shareholder approvals may not be obtained; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that the proposed transactions will not be consummated in a timely manner; risks that any of the closing conditions to the proposed transactions may not be satisfied or may not be satisfied in a timely manner; risks related to disruption of management time from ongoing business operations due to the proposed transactions; failure to realize the benefits expected from the proposed transactions; failure to promptly and effectively integrate the acquisition; and the effect of the announcement of the proposed transactions on the ability of Reynolds American, Lorillard, Imperial and their respective subsidiaries to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally. Discussions of additional risks, contingencies and uncertainties are contained in Reynolds American’s and Lorillard’s filings with the Securities and Exchange Commission, or the SEC.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of such statements. Except as provided by federal securities laws, Reynolds American is under no obligation to, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Additional Information

Reynolds American will file with the SEC, a registration statement on Form S-4 that will include the Joint Proxy Statement of Reynolds American and Lorillard that also constitutes a prospectus of Reynolds American. Reynolds American and Lorillard plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the proposed transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REYNOLDS AMERICAN, LORILLARD, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American by contacting Reynolds American Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336)741-5165 or at Reynolds American’s website at www.reynoldsamerican.com, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336)335-7000 or at Lorillard’s website at www.lorillard.com.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Reynolds and Lorillard and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Reynolds and stockholders of Lorillard in respect of the proposed transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Reynolds and stockholders of Lorillard in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Reynolds’s directors and executive officers is contained in Reynolds’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC. Information regarding Lorillard’s directors and executive officers is contained in Lorillard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC.